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                              March 2, 2021

       Xueji Wang
       Chief Executive Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People   s Republic of China

                                                        Re: Tuya Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 26,
2021
                                                            File No. 333-253575

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Risks Related to the ADSs and this Offering, page 64

   1. We note that your forum selection provision identifies the courts of the Cayman Islands as the exclusive forum for
certain litigation, including any    derivative action    and the federal
                                                        courts of the United
States of America as the exclusive forum for claims under the federal securities laws of the
United States. Please add a risk factor related to this provision and state that there is
uncertainty as to whether a court would enforce such provision.
                                                        Please also state that
investors cannot waive compliance with the federal securities laws and the rules and
regulations thereunder. In that regard, we note that Section 22 of the
 Xueji Wang
Tuya Inc.
March 2, 2021
Page 2
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameXueji Wang
                                                              Division of
Corporation Finance
Comapany NameTuya Inc.
                                                              Office of
Technology
March 2, 2021 Page 2
cc:       James C. Lin, Esq.
FirstName LastName